

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Andrew Van Noy
Chief Executive Officer
CloudCommerce, Inc.
321 Sixth Street
San Antonio, TX 78215

> **Re: CloudCommerce, Inc.**
> **Registration Statement on Form S-3**
> **Response dated February 5, 2021**
> **File No. 333-252358**

Dear Mr. Van Noy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence dated February 5, 2021

Cover Page

1. Describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances.

2. Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price volatility in your stock. For example, disclose the price at which your stock was trading 60 days prior to your filing.

3.   Describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

Risk Factors, page 4

4.   Include a risk factor addressing the recent extreme volatility in your stock price. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

5.   We note the significant number of shares you may offer relative to the number currently outstanding. Include a risk factor that addresses the impact that the offering could have on your stock price and on investors.

6.   To the extent you expect to conduct additional offerings in the future to fund your operations or provide liquidity, include a risk factor that addresses the dilutive impact of those offerings on investors that purchase shares in this offering at a significantly higher price.

General

7.   Please amend each prospectus to state that securities in the primary and resale offerings will be sold at a fixed price until your shares are quoted on an established market. In this regard, please remove disclosure that securities will be sold at the market, at prevailing prices, or at negotiated prices.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Barrett DiPalo